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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Expands Island Mountain Prospect, Whistler Project, Alaska

Vancouver, BC – September 14: Kiska Metals Corporation (“Kiska" or "the Company”) reports the first drill results from Island Mountain at the Whistler Project, 160 km northwest of Anchorage, Alaska, from hole IM11-018 in the Breccia Zone averaged 0.73g/t gold, 2.50g/t silver, 0.11% copper (1.00g/t gold equivalent) over 135 metres, effectively extending the Island Mountain Breccia Zone 100 metres to the west. Breccia Zone mineralization has now been intersected over a 250 by 150 metre area and to depths of 400 metres since its discovery in 2009.

Island Mountain Breccia Zone Drilling

IM11-018 was collared 100 metres west of IM10-013, which intersected strong gold-copper mineralization at the end of the 2010 season (114.9m of 1.25g/t gold, 0.23% copper). IM11-18, drilled toward the east and beneath hole IM10-013 at an inclination of -45 degrees, intersected a broad section of intrusive matrix and hydrothermal matrix breccia, as well as disseminated and vein pyrrhotite mineralization formerly referred to as “Lower Zone”-style mineralization. A core section of mineralization averaged 0.73g/t gold, 2.50g/t silver, 0.11% copper (1.00g/t gold equivalent) over 135 metres within a broader mineralized interval averaging 0.42g/t gold, 1.50g/t silver and 0.07% copper (0.57g/t gold equivalent) over 375 metres.

A total of 18 holes have been drilled so far this season (5,700m) at Island Mountain, primarily on east-west oriented drill sections spanning a north-south strike extent of approximately 700 metres. This area of focus is defined by expansive areas of gold-copper-bearing breccia-style and peripheral gold-bearing disseminated and vein pyrrhotite-style mineralization. Analytical results are now being delivered and subsequent news releases will report on these 12 additional holes which have yet to be reported. While mineralization remains open to the south of the 2009 discovery section (hole IM09-001, section 6,847,650N), the current program focussed to the north where more expansive breccias have been defined by surface mapping in association with strongly anomalous gold-copper results in soil and rock sampling. Drilling results north of the discovery section are consistent with surface mapping, but also indicate that the intensity of sulphide mineralization and breccia volumes may increase in that direction. Plan maps and cross sections can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=405126.

Hole IM11-018 (Section 6,847,750 N)

	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-018	104.0	479.0	375.0	0.42	1.50	0.07	0.57
Including	110.0	272.0	162.0	0.64	2.54	0.12	0.92
Including	137.0	272.0	135.0	0.73	2.49	0.11	1.00

*  Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Super Conductor and East Slope drilling

An airborne EM-geophysical survey, completed in March of this year, was designed to detect areas of disseminated and vein pyrrhotite+\-gold mineralization often noted to be strongly conductive. The results of this survey outlined several anomalies, however, the “Tea Cup anomaly” and the “Super Conductor” constitute both large and strongly conductive anomalies. The Tea Cup (TC) anomaly lies immediately south of the primary drill focus, whereas the Super Conductor (SC) anomaly covers a large area measuring 1,100 by 2,100 metres on the east flank of Island Mountain in largely overburden covered terrain. Of the three reconnaissance holes testing the SC anomaly, one hole was shut down prematurely because of a technical problem, another hole intersected largely unmineralized hornfels while the third, hole IM11-21, returned two gold-bearing intervals that averaged 0.61g/t gold equivalent over 21 metres and another averaging 0.45 g/t gold equivalent over 30.0 metres.

Hole IM11-021 (SC Anomaly)

	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-021	4.0	158.0	154.0	0.19	0.27	0.04	0.28
including	7.0	28.0	21.0	0.50	0.29	0.05	0.61
and	128.0	158.0	30.0	0.40	<0.5	0.02	0.45

*  Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Results have been received from two holes on the East Slope, which are directed to the west in an attempt to intersect gold associated with disseminated and vein pyrrhotite mineralization situated marginal to the Breccia Zone that may be the cause of the TC electromagnetic anomaly. The most northerly hole did not reach the desired target depth, however, hole IM11-17 intersected the TC anomaly and some weak to moderate gold-copper mineralization including 35.5 metres that averaged 0.58g/t gold equivalent.

Hole IM11-017 (East Slope and TC Anomaly)

	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-017	1.5	262.5	261.0	0.14	0.63	0.05	0.26
including	227.0	262.5	35.5	0.48	0.97	0.04	0.58

*  Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Kiska continues to expand beyond the 18 holes completed thus far with plans to continue with two drill rigs at Island Mountain into October or as long as weather conditions allow.

“Island Mountain continues to deliver excellent results. In addition, prospects such as the SC underline the size of the mineralizing system and the possibility of other equally robust mineralized centres," stated Mark Baknes, P.Geo., VP Exploration for Kiska Metals.

In addition to the results pending from Island Mountain, assays have yet to be received for targets in the Whistler Orbit (Raintree West, North and South targets as well as the Rainmaker target) as well as three holes completed at the Muddy Creek target and one hole at the Old Man Breccia. Results are expected to be released in groups based on target areas.

Qualified Person Statement

The content of this release has been reviewed by Mr. Mark Baknes, M.Sc., P. Geo., VP Exploration of Kiska Metals. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper).  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.